SiGe Semiconductor, Inc.
20 Sylvan Road
Woburn, MA 01801
August 18, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Aslynn Hogue

Re:	SiGe Semiconductor, Inc. Rule 477 Application for Withdrawal Registration Statement on Form S-1 (File No. 333-168397)
Ladies and Gentlemen:
     Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, SiGe Semiconductor, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-168397) initially filed with the Commission on July 29, 2010 together with all amendments and exhibits thereto (the “Registration Statement”).
     The Company requests withdrawal of the Registration Statement because Skyworks Solutions, Inc. (“Skyworks”) acquired the Company on June 10, 2011, pursuant to an Agreement and Plan of Merger, dated May 17, 2011, by and among Skyworks, the Company, Silver Bullet Acquisition Corp. and Shareholder Representative Services LLC. The Company confirms that no securities of the Company have been sold under the Registration Statement.
     Please send copies of any written order granting withdrawal of the Registration Statement to the attention of the undersigned either via fax at (781) 376-3099 or via email at mark.tremallo@skyworksinc.com. If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (781) 376-3099 or Ian Kaminski, of WilmerHale, the Company’s outside counsel, at (617) 526-6989.

Sincerely,

SIGE SEMICONDUCTOR, INC.

/s/ Mark V.B. Tremallo
By: Mark V.B. Tremallo
Title: Secretary